

































meredith brand licensing
4 KMOV kmov.com
Parents
Better Homes and Gardens.
Successful Farming
Ser Padres
EatingWell
meredith brand licensing
CBS 5 CBS5AZ.com
FamilyCircle
allrecipes
Fresh, fast, five stars!
wfsb.com
CBS46.com WGCL-TV ATLANTA
mxm Meredith Xcelerated Marketing
SHAPE
Jessica ALBA
LOSE YOUR BELLY FAST
FOX 5 KVVU-TV LOCAL. LAS VEGAS.

meredith

A Powerful Diversified Media & Marketing Company

2016 Deutsche Bank Media, Internet & Telecom Conference ● March 7, 2016

Disclaimer

This presentation contains confidential information regarding Meredith Corporation ("Meredith" or the "Company"). This presentation constitutes "Business Information" under the Confidentiality Agreement the recipient signed and delivered to the Company and its use and retention are subject to the terms of such agreement. This presentation does not purport to contain all of the information that may be required to evaluate a potential transaction with the Company and any recipient hereof should conduct its own independent evaluation and due diligence investigation of the Company and the potential transaction. Nor shall this presentation be construed to indicate that there has been no change in the affairs of the Company since the date hereof or such other date as of which information is presented.

Each recipient agrees that it will not copy, reproduce, disclose or distribute to others this presentation or the information contained herein, in whole or in part, at any time, without the prior written consent of the Company, except as expressly permitted in the Confidentiality Agreement. The recipient further agrees that it will cause its directors, officers, employees and representatives to use this presentation only for the purpose of evaluating its interest in a potential transaction with the Company and for no other purpose.

Neither the Company nor any of its affiliates, employees or representatives makes any representation or warranty, express or implied, as to the accuracy or completeness of any of the information contained in this presentation or any other information (whether communicated in written or oral form) transmitted or made available to the recipient, and each of such persons expressly disclaims any and all liability relating to or resulting from the use of this presentation. The recipient is not entitled to rely on the accuracy or completeness of this presentation and is entitled to rely solely on only those particular representations and warranties, if any, which may be made by the Company in a definitive written agreement, when, as and if executed, and subject to such limitations and restrictions as may be specified therein.

This presentation and management's commentary relating thereto may contain certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company and its operations. Statements in this presentation that are forward-looking include, but are not limited to, the Company's estimates of future revenues, profits and earnings per share.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients or vendors; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, syndicated programming or other costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in government regulations affecting the Company's industries; increases in interest rates; and the consequences of acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Today's Agenda

❖ **Meredith Overview**

❖ National Media Growth Strategies

❖ Local Media Growth Strategies

❖ Total Shareholder Return

Meredith's Strong Investment Thesis

1. **Strong and consistent cash flow generation, driven by:**

   - ❖ Portfolio of highly rated television stations in large and fast-growing markets

   - ❖ Trusted national brands with an unrivaled female reach

   - ❖ Profitable and growing digital business

   - ❖ World's 3rd largest brand licensor with very high margins

2. **Commitment to delivering Top Third Total Shareholder Return:**

   - ❖ Dividend payer for 69 years; increases for 23 consecutive years

   - ❖ Share buyback program

   - ❖ Accretive strategic acquisitions

3. **Experienced management team with a proven record of operational excellence and shareholder value creation over time**

Meredith at a Glance

Local Media
Revenue: $535M
EBITDA: $205M











National Media
Revenue: $1.1B
EBITDA: $155M











$ in millions
EBITDA before special items

+ national media brands   + local media brands   + marketing solutions

A Year of Significant Accomplishments

❖ Record broadcast revenue and EBITDA

❖ Successful integration of 4 additional television stations

❖ Rapid growth in digital, mobile, video and social platforms

❖ Expanded scale with Martha Stewart, Shape media brands; entered wedding category and added digital ad tech platforms

❖ Grew dividend for 23nd straight year

Today's Agenda

❖ Meredith Overview

❖ National Media Growth Strategies

❖ Local Media Growth Strategies

❖ Total Shareholder Return

National Media Group Footprint

Reaches 100 Million Unduplicated American Women Monthly

75 Million Unique Visitors | More than 60% of Millennial Women



YOUNG WOMEN   NEW NESTERS   YOUNG FAMILIES   ESTABLISHED FAMILIES   WOMEN OF WORTH

Executing National Media Group Strategies

❖ Drive audience growth and engagement across platforms

❖ Grow share of advertising revenues

❖ Accelerate growth of profitable digital business

❖ Increase circulation profit contribution

❖ Expand Meredith Xcelerated Marketing

❖ Grow high margin brand licensing business

Growing Audience Engagement Across Platforms

Digital is adding to Meredith's total audience, and is not cannibalizing print



Total Advertising Revenue is Growing



Total CAGR: 2%

Digital CAGR: 32%

Print CAGR: (3)%

Digital   Print

$ in millions
Fiscal years ended June 30

+ national media brands   + local media brands   + marketing solutions

Accelerate Growth of Meredith Digital

An Engaged and Growing Audience of 75 Million



Circulation Auto-Renewal Has Large Upside

	Traditional renewal methods	Auto-renewal
Lifetime Value	$8.00	$15.00



Better Homes and Gardens
Make It YOUR YEAR!
EAT RIGHT



SHAPE
LOSE YOUR BELLY FAST
Jessica ALBA
26 Fresh Beauty & Style Tips



EatingWell
38 EASY HEALTHY DELICIOUS RECIPES



Parents
HOW TO STOP SAYING NO

Better Homes and Gardens | SHAPE | EatingWell WHERE GOOD TASTE MEETS GOOD HEALTH | Parents

MXM Provides Full Suite of Services for Leading National Brands

Areas of Focus:

- ❖ **Content strategy & execution**

- ❖ **Customer Relationship Management**
  - – Direct communication with consumers via mail, email and other sources

- ❖ **Digital Marketing**
  - – Website development
  - – Search engine optimization

- ❖ **Mobile Marketing**
  - – Mobile site and app development

- ❖ **Social Media Marketing**
  - – Brand monitoring

- ❖ **Data & Analytics**
  - – Measurement
  - – Reporting
  - – Predictive analytics

















meredith

Meredith is The World's 3rd-Largest Licensor

1 THE WALT DISNEY COMPANY
$45.2B (NYSE: DIS)

2 PVH CORP.
$18B (NYSE: PVH)

3 MEREDITH
$17.7B (NYSE: MDP)



TOP 150 GLOBAL LICENSORS REPORT
MAY 2015 VOLUME 18 NUMBER 2
GLOBAL
License!
LICENSEMAG.COM
TOP
150
GLOBAL LICENSORS
How Bethany Mota
Became the First YouTuber to Crack the TOP 150
Plus:
10 YouTubers to Watch
Top 150 Adds 18 New Licensors
Disney Sales Up $4.3 Billion
Brand Groups Build Portfolios
EISNERAMPER

Today's Agenda

❖ Meredith Overview

❖ National Media Growth Strategies

❖ Local Media Growth Strategies

❖ Total Shareholder Return

Attractive Stations in Large & Growing Markets


PDX TV
FOX 12 OREGON
FOX 5 KVVU-TV LOCAL. LAS VEGAS.
CBS 5 AZ.com
3 azfamily.com
KCTV 5 NEWS
ksmo
WNEM.COM
4 KMOV kmov.com
wfsb.com
WESTERN MASS NEWS
FOX CAROLINA
CBS 46
Peachtree TV

Station Market	Market Rank	Network Affiliation
Atlanta	9	CBS & IND
Phoenix	12	CBS & IND
St. Louis	21	CBS
Portland	24	FOX & MyTV
Nashville	29	NBC
Hartford	30	CBS
Kansas City	33	CBS & MyTV
Greenville	37	FOX
Las Vegas	40	FOX

meredith

Stations are Big 4 Affiliates in Large DMAs



HH in the DMA (M)

DMA #1-50

Avg Ad Rev / Station: **$45M**

- Atlanta: 2.4
- Phoenix
- St. Louis
- Portland
- Nashville
- Hartford
- Kansas City
- Greenvile
- Las Vegas: 0.7

DMA #51-100

Avg Ad Rev / Station: **$19M**

- Mobile: 0.5
- Flint

Source: SNL Data

Strong Revenue & EBITDA Growth



Revenue
13% CAGR
$322
$376
$534
FY2011
FY2013
FY2015
EBITDA
16% CAGR
$112
$150
$206
FY2011
FY2013
FY2015

EBITDA Margin: 35% 40% 39%

Local Media Growth Strategies

❖ Increase News Viewership

❖ Grow Advertising Revenues

❖ Scale Digital Video and Mobile

❖ Increase Net Retransmission Contribution

❖ Maximize Recent Acquisitions and Expand Station Portfolio

Meredith Outperforms Television Industry

Non-Political Advertising Revenues

Calendar	Meredith	Industry	Meredith vs. Industry (Pct. Pts.)
2011	4%	0%	4
2012	1%	1%	0
2013	3%	1%	2
2014	(2)%	(1)%	(1)
2015	2%	0%	2

Year-over-year change;
Source: Television Bureau of Advertising;

Maximizing Political Advertising Opportunity



$ in millions
Fiscal years

Increasing Net Retransmission Contribution

MVPD Renewal Schedule



40%
40%
20%
Fiscal 2016
Fiscal 2017
Fiscal 2018
Fiscal 2019
Hartford Springfield (CBS) + (FOX)
St. Louis (CBS)
Nashville (NBC)
Atlanta Phoenix Kansas City Saginaw (CBS)
Las Vegas Portland Greenville Mobile (FOX)

Affiliation Renewal Schedule

meredith

Today's Agenda

❖ Meredith Overview

❖ National Media Growth Strategies

❖ Local Media Growth Strategies

❖ Total Shareholder Return

Free Cash Flow Generation: 2006-2015



$ in millions
Cumulative

meredith

25

Balanced Use of Cash: FY2006 to FY2015



$2,280

$280
stock options

$2,000
Operating cash flows

Cash Generation

$2,280

$300
Cap-ex

$860
Acquisitions

$510
Dividends

$610
Share repurchases

Cash Utilization

51%
Reinvested in operations

49%
Returned to shareholders

$ in millions
Net of change in debt

Strong Track Record of Increasing Dividends
Currently Yielding 4-5%



Opportunistic Share Repurchases



Cumulative Share Repurchases

Meredith's Goal: Approach Top-Third TSR

S&P 500 TSR Benchmarks – expected returns



TSR (%)

15

10-11%

10

6-7%

5

0

S&P 500 Median TSR   S&P 500 top 3rd TSR

Multiple sources including BCG Investor Survey and Value Line

+ national media brands **+ local media brands** **+ marketing solutions**

Top-Third TSR Expectations Over Next Three Years

TSR Drivers through FY18:

❖ Organic revenue growth   **+3-4%**   Robust digital strategy with range of monetization options fueled by leading brands, content and scale

❖ Margin expansion   **+2-3%**   Stronger Broadcasting revenue upside from political year, retransmission uplift, and non-political advertising

❖ Dividend yield   **+4-5%**   Planned annual dividend increases to deliver peer-leading, stable yield and floor on stock

❖ Buybacks   **+1-2%**   Aggressive buyback program capitalizes on current undervaluation and returns excess cash

Organic TSR   **10-14%**

❖ Acquisitions and/or multiple expansion   **++**

Total TSR   **At Least Top-Third**

Fiscal 2016 Third Quarter

Key Assumptions:

- ❖ Total company revenues up mid-single digits

- ❖ Local Media Group revenues up low-double digits

- ❖ National Media Group revenues up slightly

Earnings per share:

Third Quarter: **$0.77 to $0.82**

Full Year: **$3.05 to $3.25**[1]
(Unchanged from Jan. 27, 2016)

(1) Before special items

+ national media brands   + local media brands   + marketing solutions

meredith

Key Takeaways from Today

❖ **Local Media Group delivering strong results fueled by:**

— Growth in non-political advertising revenues

— Maximizing political advertising opportunity

— Increasing retransmission contribution

❖ **National Media Group poised for another year of profit growth:**

— Brand licensing delivering high-margin profit

— Circulation providing a stable source of revenue and contribution

— Digital advertising growth will soon offset print advertising declines

❖ **Strong cash flows fueling 3-pronged TSR strategy:**

1. Acquisitions and investments in business

2. Dividend growth

3. Share buybacks

❖ **Meredith can deliver Top Third Total Shareholder Return**



































meredith
brand licensing
4
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kmov.com
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Smash Compaction, Curb Erosion, And Salvage Excess N With These Secondary Crops
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¡FELIZ DÍA, MAMÁ!
EatingWell
WHERE GOOD TASTE MEETS GOOD HEALTH
Easy, Healthy Dinners IN A BOWL
THE TRUTH ABOUT SODIUM
ARE YOU BUYING The Right Meat?
Tiny Gardens Big Rewards
46 QUICK & FRESH RECIPES
CRISP PEPPERY RADISHES!
meredith
brand licensing
CBS5AZ.com
FamilyCircle
25 HEALTHY SNACKS
MAKE-AHEAD WEEKNIGHT MEALS
EASY ORGANIZING IDEAS
allrecipes
Fresh, fast, five stars!
MEXICAN MADE RIGHT
100+ TIPS TRICKS
FISH YOU'LL FLIP FOR!
SATELLITE / RADAR
3
wfsb.com
CBS46.com
WGCL-TV ATLANTA
mxm
Meredith Xcelerated Marketing
fitness
SCULPT SEXY ARMS NOW
BEST. ABS. EVER.
Flat-Belly Moves Trainers Swear By
Push Your Limits!
Win the Zombie Wars
Amazing One-Dish Dinners
Hot Hair!
Diet Shocker
The Health Drink That Helps You Drop Pounds
FOX 5
KVVU-TV
LOCAL. LAS VEGAS.

meredith

A Powerful Diversified Media & Marketing Company

2016 Deutsche Bank Media, Internet & Telecom Conference • March 7, 2016